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                                                                      Exhibit 21



                         SUBSIDIARIES OF THE REGISTRANT

1. Each of The DeWolfe Company, Inc., DeWolfe Relocation Services, Inc., DeWolfe Mortgage Services, Inc., The DeWolfe Insurance Agency, Inc., DeWolfe.com, Inc., DeWolfe Cares, Inc. and DeWolfe Direct, Inc. is a Massachusetts corporation and is a wholly-owned subsidiary of The DeWolfe Companies, Inc.

2. Each of Hillshire House, Inc., A Connecticut corporation, J.W. Riker Northern Rhode Island, Inc., a Rhode Island Corporation, Mark Stimson Associates, A Maine Corporation, and DeWolfe Realty Affiliates, A Maine Corporation, is a wholly-owned subsidiary of The DeWolfe Company, Inc.

3. Referral Associates of New England, Inc., a Massachusetts corporation, is a wholly-owned subsidiary of DeWolfe Relocation Services, Inc.

4. Real Estate Referral, Inc., a Connecticut corporation, is a wholly-owned subsidiary of Hillshire House, Inc.